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                                                                    Exhibit 12.1

                             Everest Re Group, Ltd.
                  Ratio of Earnings / (Losses) to Fixed Charges
                             (Dollars in thousands)

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

                                           Six Months
                                         Ended June 30,                     Years Ended December 31,
                                         2002      2001         2001       2000        1999        1998        1997
                                         ----      ----         ----       ----        ----        ----        ----
Earnings: Income / (Loss)
   before income taxes / (benefits)  $ 129,255 $ 129,010     $ 90,343  $ 231,742  $ 196,582   $ 212,676   $ 207,300
Fixed Charges:
   Assumed interest component
     of rent expense                       922       793        1,713      1,325      1,225       1,769       1,633
   Interest expense                     21,218    23,966       46,004     39,386      1,490           0           0
                                        ------    ------       ------     ------      -----           -           -
   Total fixed charges                  22,140    24,759       47,717     40,711      2,715       1,769       1,633
                                        ------    ------       ------     ------      -----       -----       -----
Earnings plus fixed charges          $ 151,395 $ 153,769     $138,060  $ 272,453  $ 199,297   $ 214,445   $ 208,933
                                     ========= =========     ========  =========  =========   =========   =========
Ratio of earnings / (losses) to fixed
   charges                            6.8 to 1  6.2 to 1     2.9 to 1   6.7 to 1  73.4 to 1  121.2 to 1  127.9 to 1
                                     ========= =========     ========  =========  =========  ==========  ==========
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